RMS

18005640

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2018
Washington DC
408

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SEC FILE NUMBER
8- 67559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GRP Securities, LLC (Formerly Gogan & Williams)**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Oak Crest Court, Unit E
(No. and Street)

Novato	**California**	**94947**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cosmo C. Gould **(415) 526-2753**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94526**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, **Cosmo C. Gould**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GRP Securities, LLC (formerly Gogan & Williams)**, as of **December 31, 2017**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin
Subscribed and sworn to (or affirmed) before me this 27th day of February, 2018, by Cosmo C Gould

_______________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________ (Seal)

MICHAEL D. FORSTER
COMM. # 2118451
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires JULY 5, 2019

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
GRP Securities, LLC
(formerly Gogan & Williams)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GRP Securities, LLC (formerly Gogan & Williams) (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prior Period Adjustment

As discussed in Note 3 to the financial statements, the 2016 financial statements have been restated to correct a misstatement.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2015.
Walnut Creek, California
February 27, 2018

GRP Securities, LLC
(formerly Gogan & Williams)

Statement of Financial Condition

December 31, 2017

Assets	
Cash	$ 326,407
Accounts receivable	1,200,958
Prepaid expenses	8,000
Total Assets	$ 1,535,365
Liabilities and Members' Equity	
Liabilities	
Accounts payable	$ 11,790
Total Liabilities	11,790
Members' Equity	
Class A, 60 units	24,676
Class B, 40 units	464,667
Class C, 40 units	1,034,232
Total Members' Equity	1,523,575
Total Liabilities and Members' Equity	$ 1,535,365

The accompanying notes are an integral part of these financial statements.

GRP Securities, LLC
(formerly Gogan & Williams)

Statement of Income

For the Year Ended December 31, 2017

Revenue	
Referral fees	$ 14,386,513
Total Revenue	$ 14,386,513
Operating Expenses	
Professional fees	$ 36,791
Regulatory fees	11,954
Other operating expenses	21,582
Total Expenses	$ 70,327
Net Income	$ 14,316,186

The accompanying notes are an integral part of these financial statements.

GRP Securities, LLC
(formerly Gogan & Williams)

Statement of Changes in Members' Equity

For the Year Ended December 31, 2017

	Class A	Class B	Class C	Total
Members' Equity at December 31, 2016, as originally stated	$ 17,290	$ 107,641	$ 762,330	$ 887,261
Prior period adjustment (see Note 3)	$ 3,518	$ 255,325	$ 215,325	$ 474,168
Members' Equity Restated at December 31, 2016	$ 20,808	$ 362,966	$ 977,655	$ 1,361,429
Contributions	-	-	10,000	10,000
Distributions	(33,500)	(2,592,362)	(11,538,178)	(14,164,040)
Net income	37,368	2,694,063	11,584,755	14,316,186
Members' Equity at December 31, 2017	$ 24,676	$ 464,667	$ 1,034,232	$ 1,523,575

The accompanying notes are an integral part of these financial statements.

GRP Securities, LLC
(formerly Gogan & Williams)

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash Flows From Operating Activities	
Net income	$ 14,316,186
Adjustments to reconcile net income	
to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	77,075
Prepaid expenses	(8,000)
Increase (decrease) in:	
Accounts payable	11,790
Net Cash Provided By Operating Activities	14,397,051
Cash Flows From Financing Activities	
Contributions	10,000
Distributions	(14,164,040)
Net Cash Used In Financing Activities	(14,154,040)
Net Decrease In Cash	243,011
Cash at beginning of year	83,396
Cash At End Of Year	$ 326,407

The accompanying notes are an integral part of these financial statements.

1. Organization

GRP Securities, LLC (formerly Gogan and Williams, LLC dba Gogan & Williams) (the "Company") was organized as a California limited liability company on August 28, 2007. The Company operates as an accommodating broker dealer receiving referral fees from a broker dealer and an investment advisory firm. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company operated as Gogan and Williams, LLC dba Gogan & Williams through August 31, 2017.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2017.

Referral Revenue

The Company earns referral fees from a broker dealer and investment advisory firm. These referral fees are recorded when earned on a trade date basis.

Accounts Receivable

Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes

The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to state income tax examination by authorities for years before 2013.

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $314,617, which exceeded the requirement by $309,617.

4. Recently Issued Accounting Pronouncements

ASU 2014-09 ***Revenue from Contracts with Customers***
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

ASU 2016-13 ***Financial Instruments - Credit Losses***
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

5. Prior Period Adjustment

Upon review of fees received, the Company determined that $474,168 of referral fees received in the current year should have been recognized as revenue in the prior year. As a result, referral fees and accounts receivable were understated in the prior year. The Company recorded a prior period adjustment to reflect that determination and to correct the error. The prior period adjustment had no effect on computed net capital at December 31, 2017 or in the prior year.

The prior period adjustment affected the following:

	As Originally Stated	Prior Period Adjustment	As Restated
Accounts receivable	$ 803,864	$ 474,168	$ 1,278,032
Members' equity	$ 887,261	$ 474,168	$ 1,361,429
Revenue	$ 6,116,915	$ 474,168	$ 6,591,083
Net income	$ 6,067,674	$ 474,168	$ 6,541,842

6. Member Interests

In accordance with the Company's Operating Agreement (the "Agreement"), no member of the Company shall be personally liable for any debts, losses, or obligations of the Company. The Company, without limit, can issue Class B Member and Class C Member units, but shall have no right to create a class of units superior to the Class A Member units without written consent of the Class A Member, the managing member.

Class B and Class C Members receive distributions in proportion to their revenue contribution.

7. Related Party Transactions

On July 28, 2017, the Company's Class A membership interests were sold to a company that collects referral fees on behalf of the Company. During the period August 1, 2017 through December 31, 2017, $3,246,748 of referral fees were collected by the Class A member. As of December 31, 2017, $1,005,494 is included in accounts receivable in the accompanying statement of financial condition.

8. Risk Concentration

At various times during the year, the Company's cash balance may have exceeded the government insurance limits. As of December 31, 2017, the Company's cash balance exceeded these insurance limits by $81,650.

Accounts receivable are from two payors, a broker dealer and an investment advisory firm.

9. Subsequent Events

The Company has evaluated subsequent events through February 27, 2018, the date which the financial statements were issued.

Supporting Schedules

Pursuant to Rule 17a-5 of the Securities Exchange Act

GRP Securities, LLC
(formerly Gogan & Williams)
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2017

Net Capital		
Total members' equity	$	1,523,575
Less: Non-allowable assets		
Accounts receivable		1,200,958
Prepaid expenses		8,000
Total non-allowable assets		1,208,958
Net Capital		314,617
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $11,790 or $5,000, whichever is greater		5,000
Excess Net Capital	$	309,617

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2017)

Net capital, as reported in Company's		
Part II of Form X-17-A-5 as of Form X-17-A-5 as of December 31, 2017	$	314,617
Increase in stockholder's equity		703,468
Increase in non-allowable assets		(703,468)
Net Capital Per Above Computation	$	314,617

GRP Securities, LLC
(formerly Gogan & Williams)
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Members of
GRP Securities, LLC
(formerly Gogan and Williams)

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) GRP Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 27, 2018

GRP Securities, LLC
4340 Redwood Highway
San Rafael, CA 94903

February 1, 2018

SEA 15c3-3 Exemption Report

I, Cosmo Gould, President of GRP Securities, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year ending December 31, 2017 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Cosmo Gould
President

GRP Securities, LLC
(formerly Gogan & Williams)

Annual Audit Report

December 31, 2017

GRP Securities, LLC
(formerly Gogan & Williams)

December 31, 2017

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